[LOGO OF AEGON]

                                                                          271444
                                                                   PRESS RELEASE
                     AEGON REPORTS ON FULL YEAR 2003 RESULTS
                        POSITIVE DEVELOPMENTS IN EARNINGS

FOURTH QUARTER 2003 NET INCOME INCREASED 32% TO EUR 470 MILLION; NET INCOME PER SHARE EUR 0.30, AN INCREASE OF 36%

FULL YEAR 2003 NET INCOME INCREASED 16% TO EUR 1,793 MILLION; NET INCOME PER SHARE EUR 1.15, AN INCREASE OF 11%

2003 DIVIDEND OF EUR 0.40 IS PROPOSED; FINAL DIVIDEND OF EUR 0.20

The Hague, the Netherlands, March 12, 2004

HIGHLIGHTS - Fourth quarter and full year 2003
----------------------------------------------
(amounts in millions, except per share data)

 Fourth                                            Fourth    Fourth                                           (DELTA)
quarter   Full year                               quarter   quarter         Full year   Full year            Constant
   2003        2003                                  2003      2002              2003        2002         exch. rates
    USD         USD                                   EUR       EUR     %         EUR         EUR     %             %
-------------------                               -------------------------------------------------------------------
    738       2,428   Income before tax               626       285   120       2,147       1,849    16            29
    558       2,028   Net income                      470       355    32       1,793       1,547    16            30
   0.36        1.30   Net income per share /(1)/     0.30      0.22    36        1.15        1.04    11            24
  5,747      22,020   Premium income                4,821     5,219    (8)     19,468      21,356    (9)            1
  2,149       8,354   Investment income             1,801     2,047   (12)      7,386       8,394   (12)            1
    433       1,381   Fees and commissions            368       292    26       1,221         978    25            47
  8,427      32,156   Total revenues                7,071     7,685    (8)     28,429      31,144    (9)            2
  1,779       6,093   Commissions and expenses      1,504     1,403     7       5,387       5,212     3            18
    798       2,879   New life production             672       666     1       2,545       2,481     3            15
  4,620      24,281   Gross deposits /(2)/          3,770     7,226   (48)     21,467      31,805   (33)          (21)
             17,849   Shareholders' equity                                     14,132      14,231    (1)           14
            295,512   Total assets                                            233,976     238,206    (2)

1) Net income per share in 2002 is adjusted for 2002 stock dividend
2) Annuity, GIC and savings deposits are not included in revenues

AEGON reports net income of EUR 470 million for the fourth quarter of 2003, an increase of 32% compared to EUR 355 million in the fourth quarter of 2002. Full year net income of EUR 1,793 million increased 16% compared to EUR 1,547 million in 2002. The largest influences on the increased results for both fourth quarter and full year were improved equity and credit markets as well as improved administrative operating efficiencies.

Transamerica Finance Corporation (TFC), most of which has been sold in line with AEGON's strategy to concentrate on life insurance, pensions and related savings products, contributed EUR 218 million to net income during 2003 compared to EUR 51 million in 2002. Corporation tax was EUR 219 million higher in 2003 as the effective tax rate increased.

Exchange rate translation negatively impacted the earnings reported in euro, which is the currency of the financial statements. At constant currency exchange rates net income and income before tax increased by 30% and 29% respectively in 2003.

Earnings per share for the full year amounted to EUR 1.15, an increase of 11% compared to EUR 1.04 for last year (adjusted for the 2002 stock dividend).

Standardized new life production was up 1% to EUR 672 million in the fourth quarter of 2003 compared to EUR 666 million in the same period in 2002. For the full year, standardized new life production increased by 3% to EUR 2,545 million, which at constant currency exchange rates would have increased by 15%. The increase in standardized life production is driven by higher production in the Americas, the United Kingdom and Other countries, in particular in Taiwan, partly offset by lower production in the Netherlands.

During 2003, indirect income of EUR 631 million pretax was included in earnings, compared to EUR 758 million pretax in 2002. As announced earlier, effective January 1, 2004, AEGON discontinued the indirect income method for recognizing gains and losses on investments in shares and real estate. A generally accepted and recognized method has been adopted, which is in accordance with International Financial Reporting Standards (IFRS) and is similar to US GAAP. This method recognizes gains and losses on shares and real estate investments when realized.

Chairman's statement
--------------------

Donald J. Shepard, Chairman of the Executive Board, said:
"We feel better about our business than a year ago. The profitability of our business has been strengthened by our actions to improve margins and has benefited from the improvements in the equity and credit markets. In some cases, the actions we have taken to focus on profitability have come at the expense of new production. Production has been particularly good in our traditional life business in the United States and pension business in the United Kingdom, and life production in Taiwan has been very strong. Through the joint venture with Caja de Ahorros del Mediterraneo in Spain as well as greenfield operations in China and Slovakia we are well-positioned to expand and strengthen our core activities in markets that offer opportunities for both growth and scale. Distribution remains key in our strategy as evidenced by the successful implementation of a multi-channel distribution strategy in Taiwan, the successful integration of the recent IFA acquisitions in the United Kingdom as well as the participation in Unirobe, a major broker in the Netherlands."

Outlook
-------

The company believes the outlook remains positive. We expect increased volatility of net income as a result of the discontinuance of the indirect income method, effective January 1, 2004. AEGON is not providing earnings forecasts.

Key points for the full year 2003
---------------------------------

..  Net income in the Americas increased 35% to USD 1,239 million (13% to EUR
   1,095 million), was up 13% to EUR 592 million in the Netherlands and was 17% lower at GBP 93 million (decreased 24% to EUR 135 million) in the United Kingdom. Net income in euro in the Other countries amounted to EUR 58 million, 12% higher than in the prior year. Net income per share increased 11% to EUR 1.15.

.. Currency exchange rates negatively impacted net income reported in euro by 14% compared to 2002, driven mainly by the lower US dollar and pound sterling against the euro.

..  Standardized new life production increased 9% to USD 1,076 million (decreased
   8% to EUR 951 million) in the Americas, declined 21% to EUR 272 million in the Netherlands and was up 8% (down 2% in euro) in the United Kingdom compared to the full year of 2002. Standardized new life production increased 150% to EUR 403 million in Other countries, mainly driven by strong production in Taiwan.

.. Account balances rose in the Americas for fixed annuities, variable annuities and GICs by 7%, 30% and 5% respectively during the full year, while new deposits decreased 22% to USD 21,002 million (decreased 35% to EUR 18,568 million) in the Americas compared to 2002. Savings account balances in the Netherlands decreased 11% in 2003.

.. Off balance sheet production rose 14% to USD 21,547 million (decreased 4% to EUR 19,050 million) in the Americas, rose 188% to EUR 3,522 million in the Netherlands and declined 24% to GBP 332 million (declined 31% to EUR 481 million) in the United Kingdom.

.. Additions to the bond default provision in the United States were USD 516 million (EUR 456 million) compared to USD 774 million (EUR 817 million) in 2002. Actual default losses charged against the provision were USD 520 million (EUR 460 million), compared to USD 791 million (EUR 835 million) in 2002. At December 31, 2003, the provision for defaults amounted to USD 277 million (EUR 219 million) in the United States, compared to USD 281 million (EUR 268 million) at the end of 2002.

..  Net income for 2003 for Transamerica Finance Corporation was USD 247 million
   (EUR 218 million) compared to USD 48 million (EUR 51 million) for 2002. Compared to the prior year, business conditions in all segments were more favorable. In addition to lower funding costs, lower expenses and credit losses, the recognition of deferred income of USD 35 million (EUR 31 million) from the termination of a major client contract and several one-time tax benefits totaling USD 31 million (EUR 27 million) were realized.

.. The effective tax rate for 2003 was 27% compared to 19% for 2002. The low effective tax rate in 2002 was largely due to a reduction of the deferred tax liability, favorable adjustments resulting from the filing of the 2001 corporate tax returns in the United States, lower taxable income relative to tax preferred investments and tax-exempt income in the Netherlands and the United States, and the use of tax losses in the United Kingdom.

.. Beginning 2003, the market value of stock appreciation rights is recognized as a liability on the balance sheet. The change in the market value is recognized in the income statement under expenses. This accounting method is in accordance with International Financial Reporting Standards. For 2003, this resulted in a charge to earnings of EUR 20 million taken entirely in the fourth quarter.

.. Dividends on preferred shares in 2003 amounted to EUR 95 million compared to EUR 30 million in 2002, reflecting the increased paid-in capital on the preferred shares as per September 2002.

..  The total number of employees increased from 26,097 to 27,708 at year-end
   2003. The increase primarily reflects the addition of 2,935 employees from distribution units in the Netherlands, consolidated as from 1 January 2003, partly offset by the reduction of employees in the group as result of cost control measures.

Key points for the fourth quarter 2003
--------------------------------------

.. Net income in the Americas increased 48% to USD 370 million (26% to EUR 313 million), in the Netherlands net income increased 59% to EUR 159 million and net income rose 4% to GBP 27 million (-5% to EUR 39 million) in the United Kingdom. Net income in Other countries decreased 27% to EUR 11 million. Gross margin increased 26% while commissions and expenses increased just 7%. Net income per share increased 36% to EUR 0.30.

.. Standardized new life production, when compared to the fourth quarter of 2002, was up 9% to USD 299 million (down 9% to EUR 251 million) in the Americas, declined 2% to EUR 81 million in the Netherlands, was 15% higher to GBP 166 million (5% higher to EUR 238 million) in the United Kingdom and increased 26% to EUR 102 million in Other countries primarily driven by strong production in Taiwan.

.. Variable annuity account balances rose 9% in the quarter, although new variable annuity deposits declined 66% to USD 1,127 million (declined 73% to EUR 913 million) reflecting actions taken during the year to change or eliminate certain product features. Fixed annuity account balances were slightly higher even though new fixed annuity deposits were 47% lower to USD 846 million (57% lower to EUR 678 million) as a result of reductions in policyholder crediting rates and adjustments to compensation structures made throughout the year. Deposits on GICs and funding agreements were up 9% to USD 1,814 million (down 6% to EUR 1,482 million) compared to the fourth quarter of 2002. Total new deposits decreased 43% to USD 3,787 million (decreased 53% to EUR 3,073 million) compared to the fourth quarter of 2002.

.. Off balance sheet production in the Americas decreased by 22% to USD 4,255 million (decreased by 37% to EUR 3,486 million), increased more than fivefold to EUR 1,748 million in the Netherlands and increased 44% to GBP 130 million (increased 32% to EUR 188 million) in the United Kingdom.

..  Additions to the default provision in the United States were USD 116 million
   (EUR 96 million) compared to USD 219 million (EUR 219 million) in the fourth quarter of 2002. Actual default losses charged against the provision were USD 129 million (EUR 108 million), compared to USD 206 million (EUR 206 million) in the fourth quarter of 2002.

.. Transamerica Finance Corporation completed the sale of its real estate information services and flood hazard certification business on October 2, 2003. This resulted in an after-tax book gain of USD 347 million (EUR 307 million) credited directly to shareholders' equity. No earnings were reported in AEGON's income statement from these TFC business units in the fourth quarter of 2003.

.. Net income for Transamerica Finance Corporation in the fourth quarter of 2003 was USD 11 million (EUR 6 million) compared to a loss of USD 15 million (EUR 17 million) in the fourth quarter of 2002.

.. Due to the strong performance of the equity markets during 2003, the gross short-term (5 year) equity market return assumption used primarily on variable annuity business has been lowered from 12.0% to 7.5% in the United States. AEGON maintains its gross long-term equity market return assumption of 9% per annum in the United States. The lowering of the short-term gross equity market return assumptions did not change the amortization of deferred policy acquisition cost (DPAC) nor did it affect the provisions for guaranteed minimum benefits.

Highlights

                                                                                                               amounts in millions
USD                                                                    EUR                           EUR
---------------------------                                            ----------------------------  -----------------------------
        Total year                                                            Fourth quarter                   Total year
---------------------------                                            ----------------------------  -----------------------------
      2003      2002      %                                                  2003      2002       %        2003      2002        %
                             Income by product segment
     1,378     1,379     (0) Traditional life                                 339       362      (6)      1,218     1,457      (16)
       378       165    129  Fixed annuities                                  119       (29)                334       174       92
       241       257     (6) GICs and funding agreements                       43        68     (37)        213       272      (22)
       427       351     22  Life for account policyholders                    92        78      18         378       371        2
        71      (437)   116  Variable annuities                                42      (177)                 63      (462)
         7         2         Fee business                                     (24)        2                   6         2
--------------------         --------------------------------------------------------------          --------------------
     2,502     1,717     46  Life insurance                                   611       304     101       2,212     1,814       22
       320       263     22  Accident and health insurance                     95        44     116         283       278        2
        69        59     17  General insurance                                  1         6     (83)         61        62       (2)
--------------------         --------------------------------------------------------------          --------------------
     2,891     2,039     42  Total insurance activities                       707       354     100       2,556     2,154       19
        23         8    188  Banking activities                                 9       (24)                 20         8      150
      (486)     (296)    64  Interest charges and other                       (90)      (45)    100        (429)     (313)      37
--------------------         --------------------------------------------------------------          --------------------
     2,428     1,751     39  Income before tax                                626       285     120       2,147     1,849       16
      (647)     (334)    94  Corporation tax                                 (162)       87                (572)     (353)      62
       247        48         Transamerica Finance Corporation                   6       (17)                218        51
--------------------         --------------------------------------------------------------          --------------------
     2,028     1,465     38  Net income                                       470       355      32       1,793     1,547       16
==================================================================================================================================
                             Income geographically
     1,740     1,142     52  Americas                                         435       145               1,538     1,206       28
       872       624     40  The Netherlands                                  211       125      69         771       659       17
       213       221     (4) United Kingdom                                    54        43      26         188       233      (19)
        89        60     48  Other countries                                   16        17      (6)         79        64       23
--------------------         --------------------------------------------------------------          --------------------
     2,914     2,047     42  Income before tax business units                 716       330     117       2,576     2,162       19
      (486)     (296)    64  Interest charges and other                       (90)      (45)    100        (429)     (313)      37
--------------------         --------------------------------------------------------------          --------------------
     2,428     1,751     39  Income before tax                                626       285     120       2,147     1,849       16
      (647)     (334)    94  Corporation tax                                 (162)       87                (572)     (353)      62
       247        48         Transamerica Finance Corporation                   6       (17)                218        51
--------------------         --------------------------------------------------------------          --------------------
     2,028     1,465     38  Net income                                       470       355      32       1,793     1,547       16
==================================================================================================================================
     8,521     6,686     27  Gross margin                                   2,130     1,688      26       7,534     7,061        7
     6,093     4,935     23  Commissions and expenses                       1,504     1,403       7       5,387     5,212        3
                             Amounts per common share of EUR 0.12
      1.30      0.98     33  Net income /1/                                  0.30      0.22      36        1.15      1.04       11
      1.30      0.98     33  Net income fully diluted /1/                    0.30      0.22      36        1.15      1.04       11

     As at     As at                                                                                      As at     As at
  Dec. 31,  Dec. 31,                                                                                   Dec. 31,  Dec. 31,
      2003      2002                                                                                       2003      2002
----------------------------------------------------------------------------------------------------------------------------------
     10.22      8.64     18  Shareholders' equity /2/                                                      8.09      8.24       (2)
                             Shareholders' equity after full
     10.67      9.18     16  conversion /2/                                                                8.45      8.75       (3)
==================================================================================================================================

----------------------------------------------------------------------------------------------------------------------------------
                             Number of employees /3/
                                                                                                         27,708    26,097        6

                             Outstanding common shares: /4/
                             - Number of common shares (millions)                                         1,514     1,502        1
                             - Weighted average number (millions)                                         1,476     1,458        1
==================================================================================================================================

/1/ Based on the weighted average number of common shares, adjusted for stock dividend and repurchased own shares.
/2/ Based on the number of common shares outstanding at the end of the period, adjusted for stock dividend and repurchased own shares.
/3/ The 2002 figure has been adjusted for self-employed agents which are no longer included.
/4/ Adjusted for stock dividend.

Revenues and production

                                                                                                               amounts in millions
USD                                                                       EUR                        EUR
---------------------------                                               -------------------------  -----------------------------
       Total year                                                              Fourth quarter                  Total year
---------------------------                                               -------------------------  -----------------------------
      2003      2002      %                                                  2003      2002       %        2003      2002        %
                             Revenues
     2,006     1,694     18  Life general account single premiums             411       379       8       1,773     1,789       (1)
     6,162     5,386     14  Life general account recurring premiums        1,406     1,395       1       5,448     5,689       (4)
     5,593     5,900     (5) Life policyholders account single premiums     1,367     1,802     (24)      4,945     6,232      (21)
                             Life policyholders account recurring
     4,573     3,817     20  premiums                                         863       807       7       4,043     4,031        0
--------------------         --------------------------------------------------------------          --------------------
    18,334    16,797      9  Total life insurance gross premiums            4,047     4,383      (8)     16,209    17,741       (9)
     2,786     2,697      3  Accident and health insurance premiums           592       664     (11)      2,463     2,848      (14)
       900       726     24  General insurance premiums                       182       172       6         796       767        4
--------------------         --------------------------------------------------------------          --------------------
    22,020    20,220      9  Total gross premiums                           4,821     5,219      (8)     19,468    21,356       (9)
     8,316     7,903      5  Investment income insurance activities /1/     1,776     2,008     (12)      7,352     8,347      (12)
     1,381       926     49  Fees and commissions                             368       292      26       1,221       978       25
       401       394      2  Income from banking activities                    81       127     (36)        354       416      (15)
--------------------         --------------------------------------------------------------          --------------------
    32,118    29,443      9  Total revenues business units                  7,046     7,646      (8)     28,395    31,097       (9)
        38        44    (14) Income from other activities                      25        39     (36)         34        47      (28)
--------------------         --------------------------------------------------------------          --------------------
    32,156    29,487      9  Total revenues                                 7,071     7,685      (8)     28,429    31,144       (9)
==================================================================================================================================
                             Revenues by product segment
    27,430    25,029     10  Life insurance                                 6,060     6,553      (8)     24,251    26,435       (8)
     3,315     3,228      3  Accident and health insurance                    707       785     (10)      2,931     3,409      (14)
       972       792     23  General insurance                                198       181       9         859       837        3
       401       394      2  Banking activities                                81       127     (36)        354       416      (15)
        38        44    (14) Other activities                                  25        39     (36)         34        47      (28)
--------------------         --------------------------------------------------------------          --------------------
    32,156    29,487      9  Total revenues                                 7,071     7,685      (8)     28,429    31,144       (9)
==================================================================================================================================
                             Investment income for the account
    14,459   (10,911)        of policyholders                               5,140     3,342      54      12,783   (11,524)
==================================================================================================================================
                             Standardized new premium production
                             life insurance
     7,097     6,677      6  Single premiums                                1,895     1,788       6       6,274     7,052      (11)
     2,169     1,681     29  Recurring premiums annualized                    483       487      (1)      1,918     1,776        8
     2,879     2,349     23  Total recurring plus 1/10 single                 672       666       1       2,545     2,481        3
==================================================================================================================================
                             Deposits
     5,220     7,178    (27) Fixed annuities                                  678     1,568     (57)      4,615     7,582      (39)
     9,412     9,827     (4) GICs and funding agreements                    1,482     1,578      (6)      8,321    10,379      (20)
     6,370     9,902    (36) Variable annuities                               913     3,393     (73)      5,632    10,458      (46)
--------------------         --------------------------------------------------------------          --------------------
    21,002    26,907    (22) Total                                          3,073     6,539     (53)     18,568    28,419      (35)
     3,279     3,206      2  Savings deposits                                 697       687       1       2,899     3,386      (14)
--------------------         --------------------------------------------------------------          --------------------
    24,281    30,113    (19) Total production on balance sheet              3,770     7,226     (48)     21,467    31,805      (33)
==================================================================================================================================
                             Net deposits
       707     3,394    (79) Fixed annuities                                 (462)     (304)    (52)        625     3,585      (83)
       410     1,026    (60) GICs and funding agreements                     (868)   (1,226)     29         363     1,084      (67)
     2,464     5,190    (53) Variable annuities                                91     2,431     (96)      2,178     5,481      (60)
--------------------         --------------------------------------------------------------          --------------------
     3,581     9,610    (63) Total                                         (1,239)      901               3,166    10,150      (69)
      (998)     (318)        Savings deposits                                (250)     (372)     33        (882)     (336)
--------------------         --------------------------------------------------------------          --------------------
     2,583     9,292    (72) Total net deposits                            (1,489)      529               2,284     9,814      (77)
==================================================================================================================================
        15       372    (96) Investment contracts                               0        82    (100)         13       393      (97)
==================================================================================================================================
                             Off balance sheet production
    13,242    12,196      9  Synthetic GICs                                 1,591     3,621     (56)     11,707    12,881       (9)
                             Mutual funds/Collective Trusts
    13,020     8,639     51  and other managed assets                       3,868     2,456      57      11,511     9,125       26
--------------------         --------------------------------------------------------------          --------------------
    26,262    20,835     26  Total production off balance sheet             5,459     6,077     (10)     23,218    22,006        6
==================================================================================================================================
                             /1/ Of which indirect income on shares and
       714       718     (1)     real estate                                  164       166      (1)        631       758      (17)

Investments, assets and capital geographically

                                                                     amounts in million EUR (unless otherwise stated)
            United
Americas   Kingdom                                                      The    United       Other     Total     Total
     USD       GBP   As at December 31, 2003         Americas   Netherlands   Kingdom   countries       EUR       USD
---------------------------------------------------------------------------------------------------------------------
                     Investments
 113,396     1,316   Fixed income                      89,783        12,330     1,868       1,846   105,827   133,660
   3,831        76   Shares and real estate             3,033         5,502       108         141     8,784    11,094
 117,227     1,392   Total general account             92,816        17,832     1,976       1,987   114,611   144,754
---------------------------------------------------------------------------------------------------------------------
  12,478    16,592   Fixed income                       9,880        11,096    23,542         427    44,945    56,765
  33,472    15,085   Shares and real estate            26,502         7,032    21,403         207    55,144    69,647
  45,950    31,677   Total policyholders account       36,382        18,128    44,945         634   100,089   126,412
---------------------------------------------------------------------------------------------------------------------
 163,177    33,069   Total insurance activities       129,198        35,960    46,921       2,621   214,700   271,166
      --        --   Banking activities                    --         6,360        --          --     6,360     8,033
  63,750       954   Off balance sheet assets          50,475        10,514     1,354         509    62,852    79,382
---------------------------------------------------------------------------------------------------------------------
 226,927    34,023   Total business units             179,673        52,834    48,275       3,130   283,912   358,581
                     Other investments                                                                  223       281
---------------------------------------------------------------------------------------------------------------------
                     Total group                                                                    284,135   358,862
=====================================================================================================================
 168,993    33,681   Assets business units            133,803        45,855    47,788       3,059   230,505   291,128
                     Other assets                                                                     3,471     4,384
                                                                                                    -----------------
                     Total assets on balance sheet                                                  233,976   295,512
  17,725     2,173   Capital in units                  14,034         2,865     3,083         481    20,463    25,845
                     Total capital base                                                              19,797    25,004
                     Other net liabilities                                                              666       841
                                                                                                    -----------------
                     Total                                                                           20,463    25,845
=====================================================================================================================
                     As at December 31, 2002
---------------------------------------------------------------------------------------------------------------------
                     Investments
 105,544       980   Fixed income                     100,643        10,792     1,507       1,611   114,553   120,132
   3,460        88   Shares and real estate             3,299         4,943       135         133     8,510     8,924
 109,004     1,068   Total general account            103,942        15,735     1,642       1,744   123,063   129,056
---------------------------------------------------------------------------------------------------------------------
  11,952    15,401   Fixed income                      11,397        11,139    23,675         312    46,523    48,789
  23,274    12,940   Shares and real estate            22,193         5,934    19,892         186    48,205    50,552
  35,226    28,341   Total policyholders account       33,590        17,073    43,567         498    94,728    99,341
---------------------------------------------------------------------------------------------------------------------
 144,230    29,409   Total insurance activities       137,532        32,808    45,209       2,242   217,791   228,397
      --        --   Banking activities                    --         7,167        --          --     7,167     7,516
  51,008       806   Off balance sheet assets          48,639         1,689     1,239         471    52,038    54,572
---------------------------------------------------------------------------------------------------------------------
 195,238    30,215   Total business units             186,171        41,664    46,448       2,713   276,996   290,485
                     Other investments                                                                  378       397
---------------------------------------------------------------------------------------------------------------------
                     Total group                                                                    277,374   290,882
=====================================================================================================================
 149,948    29,864   Assets business units            142,985        42,750    45,910       2,541   234,186   245,591
                     Other assets                                                                     4,020     4,216
                                                                                                    -----------------
                     Total assets on balance sheet                                                  238,206   249,807
  16,518     2,028   Capital in units                  15,751         2,605     3,117         399    21,872    22,937
                     Total capital base                                                              20,058    21,035
                     Other net liabilities                                                            1,814     1,902
                                                                                                    -----------------
                     Total                                                                           21,872    22,937
=====================================================================================================================

REPORT ON THE COUNTRY UNITS
---------------------------

Americas

                                                                                                               amounts in millions
USD                                                                       USD                        EUR
---------------------------                                               -------------------------  -----------------------------
       Fourth quarter                                                             Total year                    Total year
---------------------------                                               -------------------------  -----------------------------
      2003      2002      %                                                  2003      2002       %       2003       2002        %
                             Income by product segment
       215       211      2  Traditional life                                 724       813     (11)        640       859      (25)
       139       (23)        Fixed annuities                                  378       165     129         334       174       92
        52        68    (24) GICs and funding agreements                      241       257      (6)        213       272      (22)
         9        26    (65) Life for account policyholders                    82       106     (23)         73       112      (35)
        48      (173)        Variable annuities                                71      (437)                 63      (462)
       (30)        7         Fee business                                     (19)        5                 (17)        5
--------------------         --------------------------------------------------------------          --------------------
       433       116         Life insurance                                 1,477       909      62       1,306       960       36
        82        42     95  Accident and health insurance                    263       233      13         232       246       (6)
--------------------         --------------------------------------------------------------          --------------------
       515       158         Total insurance                                1,740     1,142      52       1,538     1,206       28
       488       298     64  of which general account                       1,606     1,468       9       1,419     1,551       (9)
        27      (140)        of which policyholders account /2/               134      (326)                119      (345)
--------------------         --------------------------------------------------------------          --------------------
       515       158         Income before tax                              1,740     1,142      52       1,538     1,206       28
      (145)       92         Corporation tax                                 (501)     (226)    122        (443)     (239)      85
--------------------         --------------------------------------------------------------          --------------------
       370       250     48  Net income                                     1,239       916      35       1,095       967       13
==================================================================================================================================
                             Revenues
       273       232     18  Life general account single premiums             916       942      (3)        810       995      (19)
     1,261     1,144     10  Life general account recurring premiums        4,747     4,470       6       4,197     4,721      (11)
       128       141     (9) Life policyholders account single premiums       522       791     (34)        461       835      (45)
                             Life policyholders account recurring
       161       203    (21) premiums                                         779       631      23         689       667        3
--------------------         --------------------------------------------------------------          --------------------
     1,823     1,720      6  Total life insurance gross premiums            6,964     6,834       2       6,157     7,218      (15)
       658       630      4  Accident and health insurance premiums         2,508     2,469       2       2,217     2,608      (15)
--------------------         --------------------------------------------------------------          --------------------
     2,481     2,350      6  Total gross premiums                           9,472     9,303       2       8,374     9,826      (15)
     1,565     1,589     (2) Investment income insurance activities /1/     6,354     6,309       1       5,618     6,663      (16)
       323       214     51  Fees and commissions                             966       836      16         854       883       (3)
--------------------         --------------------------------------------------------------          --------------------
     4,369     4,153      5  Total revenues                                16,792    16,448       2      14,846    17,372      (15)
==================================================================================================================================
                             Investment income for the account
     3,394     1,683    102  of policyholders                               7,704    (5,648)              6,811    (5,965)
==================================================================================================================================
                             Gross margin, commissions and expenses
     1,629     1,079     51  Gross margin                                   5,637     4,676      21       4,983     4,939        1
     1,114       921     21  Commissions and expenses                       3,897     3,534      10       3,445     3,733       (8)
==================================================================================================================================
                             Standardized new premium production
                             life insurance
       339       337      1  Single premiums                                1,291     1,578     (18)      1,141     1,667      (32)
       265       241     10  Recurring premiums annualized                    947       826      15         837       872       (4)
       299       275      9  Total recurring plus 1/10 single               1,076       984       9         951     1,039       (8)
==================================================================================================================================
                             Deposits
       846     1,597    (47) Fixed annuities                                5,220     7,178     (27)      4,615     7,582      (39)
     1,814     1,660      9  GICs and funding agreements                    9,412     9,827      (4)      8,321    10,379      (20)
     1,127     3,346    (66) Variable annuities                             6,370     9,902     (36)      5,632    10,458      (46)
--------------------         --------------------------------------------------------------          --------------------
     3,787     6,603    (43) Total production on balance sheet             21,002    26,907     (22)     18,568    28,419      (35)
==================================================================================================================================
                             Off balance sheet production
     2,003     3,603    (44) Synthetic GICs                                13,242    12,196       9      11,707    12,881       (9)
                             Mutual funds/Collective Trusts and
     2,252     1,867     21  other managed assets                           8,305     6,646      25       7,343     7,020        5
--------------------         --------------------------------------------------------------          --------------------
     4,255     5,470    (22) Total production off balance sheet            21,547    18,842      14      19,050    19,901       (4)
==================================================================================================================================
        70        71     (1) /1/ Of which indirect income on shares
                                 and real estate                              181       316     (43)       160        334      (52)
                             /2/ Includes also variable annuities
                                 and fee business.

The Americas (the AEGON USA companies and AEGON Canada)
-------------------------------------------------------

Net income in the fourth quarter rose 48% to USD 370 million compared to USD 250 million in the fourth quarter of 2002. Net income for the year of USD 1,239 million increased 35% compared to 2002.

Income before tax in 2003 of USD 1,740 million increased USD 598 million, or 52%, compared to 2002 primarily due to:

     .  lower additions to the asset default provision (USD 258 million);
     .  lower accelerated amortization of deferred policy acquisition costs
        (DPAC) for variable annuities (USD 314 million) and . lower additions to the provisions for guaranteed minimum benefits (GMBs)
        (USD 243 million).

Partially offsetting the income increases were primarily:

     .  lower employee pension plan income (USD 90 million);
     . lower indirect investment income from shares and real estate investments (USD 135 million);
     . lower investment yields (USD 91 million) on the general account fixed income investments.

Income before tax also reflects the following one-time positive items:

     .  property insurance settlement benefit of USD 54 million;
     . provision release of USD 36 million relating to real estate and . Interest on a tax refund for an amount of USD 34 million.

Traditional/Account of Policyholders
------------------------------------

Life production (standardized new premium) increased 9% to USD 1,076 million reflecting strong growth in general account sales partially offset by the negative effect of discontinuing new sales of structured settlement products in July 2003. The Agency Group achieved strong sales of traditional, universal and term life products, through the combined efforts of existing distribution channels and new relationships.

Traditional life income before tax of USD 724 million in 2003 was 11% lower than in 2002 reflecting lower investment yields on fixed income investments, less indirect investment income and a reduction in employee pension plan income. The one-time property insurance settlement benefit and a provision release described above partially offset these negative results.

Life for account of policyholders income before tax decreased 23% to USD 82 million. Higher lapses resulted in accelerated DPAC amortization.

Fixed annuities
---------------

Fixed annuity account balances increased 7% to USD 45 billion during 2003, but fixed annuity deposits of USD 5.2 billion decreased 27% compared to 2002. Fixed annuity sales declined due to lower policyholder crediting rates and the reduction of commission rates. Withdrawals from existing contracts continue to be at their lowest levels in years, reflecting the lower new money interest rates available on new policies.

Fixed annuity income before tax of USD 378 million increased 129% compared to 2002. The favorable impact of lower credit losses in 2003 was partly offset by the decline in indirect investment income and lower product spreads compared to 2002. Crediting rates were lowered on both existing and new deposits throughout 2003 to improve product spreads. For the largest segment of the fixed annuity book, the spread, excluding defaults in excess of pricing, increased 16 basis points to 192 basis points during the fourth quarter of 2003, and spreads increased 29 basis points during the full year. This reflects lower crediting rates on both existing and new business. Spreads on new fixed annuity deposits are within pricing targets.

GICs and funding agreements
---------------------------

GIC and funding agreement account balances increased 5% to USD 27 billion but GICs and funding agreements production was down 4% compared to 2002 primarily due to disciplined pricing to achieve returns.

GICs and funding agreements income before tax declined 6% to USD 241 million due to lower indirect investment income (lower by USD 29 million) and interest rate spread compression. Lower additions to the default provision resulted from the improved credit environment and partially offset the earnings decline.

Variable annuities
------------------

Variable annuity account balances increased 30% to USD 42 billion. However deposits of USD 6.4 billion decreased 36% compared to 2002. The decrease is largely due to the discontinuance of the guaranteed minimum income benefit
(GMIB) feature. Income before tax in the variable annuity line of business increased from a loss of USD 437 million in 2002 to a positive amount of USD 71 million in 2003.

The 2002 variable annuity results were negatively impacted by USD 602 million of accelerated amortization of DPAC and strengthening of the provision for guaranteed minimum benefits that occurred as a result of the continued decline in the equity markets. The improvement in 2003 was slightly offset by accelerated amortization of DPAC due to higher lapses (USD 35 million).

Assumptions are used in determining both the provision for guaranteed benefits on variable annuities and the DPAC amortization for both variable annuity and life for the account of policyholders product lines. AEGON has maintained its long-term equity growth assumptions at 9% in the United States and 9.5% in Canada. Due to strong equity market growth during 2003 the short-term equity return assumptions, used in the reversion to the mean methodology, were lowered from 12.0% to 7.5% in the United States and from 12.5% to 10.75% in Canada for the next five years. In Canada, the assumption of 10.75% for five years, reflects the relatively weak recent performance of the Canadian segregated fund returns, compared to average US-based returns.

Fee business
------------

Off balance sheet production was USD 21.5 billion, a 14% increase compared to 2002. Mutual fund sales of USD 8.3 billion increased 25% reflecting the expanded marketing relationships with wirehouse networks. Synthetic GIC sales of USD 13.2 billion increased 9% compared to last year.

Fee business reported a loss before tax of USD 19 million compared to income of USD 5 million in 2002. The loss was a result of higher expenses due to increased vesting in a long-term formula based deferred compensation plan which reflects growth in assets under management. Strong synthetic GIC and mutual fund sales, along with favorable equity market performance had a positive earnings impact.

Accident and Health Business
----------------------------

Accident and health premiums were only slightly higher than in 2002 as it was decided in 2003 to exit certain supplemental insurance products and telemarketing sales declined as a result of new telemarketing regulations, including the national Do Not Call list. Offsetting this decline were higher sales through sponsored programs along with rate increases on certain health products.

Accident and health income before tax increased 13% to USD 263 million primarily due to improved claims experience and more effective expense containment. Rate increases in certain health products have improved overall profitability.

Commissions and expenses
------------------------

Commissions and expenses of USD 3,897 million increased 10% compared to 2002. Commissions declined in 2003 compared to 2002 as a result of lower annuity production and commission restructuring efforts. However, net DPAC amortization increased due to higher levels of inforce business. Operating expenses, which exclude DPAC amortization and commissions, increased to USD 1,764 million due largely to lower employee pension plan income (USD 90 million), a coinsurance option that expired unexercised (USD 27 million), accruals for deferred compensation provision (USD 35 million) and expenses related to a block of in force business acquired from Mutual of New York on December 31, 2002 (USD 24 million).

The Netherlands

                                                                                amounts in millions
EUR                                                                       EUR
---------------------------                                               -------------------------
      Fourth quarter                                                              Total year
---------------------------                                               -------------------------
      2003      2002      %                                                  2003      2002       %
                             Income by product segment
       150       142      6  Traditional life                                 548       552      (1)
        43         6         Life for account policyholders                   135        49     176
        (3)        0         Fee business                                      13         0
 -------------------         ------------------------------------------   -----------------
       190       148     28  Life insurance                                   696       601      16
        25         3         Accident and health insurance                     44        26      69
       (13)       (2)        General insurance                                 11        24     (54)
 -------------------         ------------------------------------------   -----------------
       202       149     36  Total insurance                                  751       651      15
       162       143     13  of which general account                         603       602       0
        40         6         of which policyholders account                   148        49
         9       (24)        Banking activities /2/                            20         8     150
--------------------         ------------------------------------------   -----------------
       211       125     69  Income before tax                                771       659      17
       (52)      (25)   108  Corporation tax                                 (179)     (136)     32
--------------------         ------------------------------------------   -----------------
       159       100     59  Net income                                       592       523      13
===================================================================================================
                             Revenues
       119        48    148  Life general account single premiums             676       507      33
        97       116    (16) Life general account recurring premiums          518       564      (8)
       264       413    (36) Life policyholders account single premiums       592     1,171     (49)
                             Life policyholders account recurring
       257       105    145  premiums                                       1,461     1,331      10
--------------------         ------------------------------------------   -----------------
       737       682      8  Total life insurance gross premiums            3,247     3,573      (9)
        22        21      5  Accident and health insurance premiums           163       162       1
        96        90      7  General insurance premiums                       459       447       3
--------------------         ------------------------------------------   -----------------
       855       793      8  Total gross premiums                           3,869     4,182      (7)
       395       322     23  Investment income insurance activities /1/     1,465     1,397       5
        65        57     14  Fees and commissions                             265        57
        81       127    (36) Income from banking activities                   354       416     (15)
--------------------         ------------------------------------------   -----------------
     1,396     1,299      7  Total revenues                                 5,953     6,052      (2)
===================================================================================================
                             Investment income for the account
       385       210     83  of policyholders                               1,021    (1,165)
===================================================================================================
                             Gross margin, commissions and expenses
       439       353     24  Gross margin                                   1,727     1,325      30
       228       228      0  Commissions and expenses /3/                     956       666      44
===================================================================================================
                             Standardized new premium production
                             life insurance
       382       417     (8) Single premiums                                1,164     1,536     (24)
        43        41      5  Recurring premiums annualized                    156       191     (18)
        81        83     (2) Total recurring plus 1/10 single                 272       345     (21)
===================================================================================================
                             Deposits
       697       687      1  Savings deposits                               2,899     3,386     (14)
--------------------         ------------------------------------------   -----------------
       697       687      1  Total production on balance sheet              2,899     3,386     (14)
===================================================================================================
         0        82   (100) Investment contracts                              13       393     (97)
===================================================================================================
                             Off balance sheet production
     1,748       320         Mutual funds and other managed assets          3,522     1,223     188
--------------------         ------------------------------------------   -----------------
     1,748       320         Total production off balance sheet             3,522     1,223     188
===================================================================================================
                             /1/ Of which indirect income on shares and
       103        95      8      real estate                                  468       418      12
                             /2/ Includes income on off balance sheet
                                 type products.
                             /3/ For 2003 includes the effect of the
                                 consolidation of the distribution
                                 companies.

The Netherlands
---------------

Net income totaled EUR 159 million in the fourth quarter of 2003, a 59% increase compared to the same period in 2002. Net income of EUR 592 million for the full year was 13% higher than last year. The increase is largely the result of lower additions to provisions for minimum guarantee benefits, higher investment income, partly offset by higher employee pension expense and lower technical results. The provision for guarantees was increased by EUR 31 million.

Traditional/Account of Policyholders
------------------------------------

Traditional life results of EUR 548 million were 1% lower than in 2002, while life for account of policyholders results amounted to EUR 135 million, 176% higher than the prior year. The substantial increase in earnings is due to lower additions to the provision for guarantees.

Overall standardized new life production was 21% behind 2002, mainly due to lower single premium contracts in the group pension business from the larger employers. Compared to 2002, small and medium-size enterprises pension production grew 26% in recurring premium and 7% in single premium contracts during 2003. New individual life production was 6% below the prior year and reflective of the conditions in the individual life market.

Fee business
------------

Reflecting the strong position of AEGON Asset Management in the unbundled segment of the Dutch group pension market as well as the securitization of a mortgage portfolio, off balance sheet production rose 188% to EUR 3,522 million, compared to EUR 1,223 million in 2002. Part of this, EUR 1 billion, was from a large account that switched from an insurance contract into an asset-only contract.

Non-life insurance
------------------

Accident and health earnings were EUR 18 million higher than last year, largely due to improved claims experience. General insurance reported a decrease of 54% in earnings to EUR 11 million mainly due to lower investment income and less favorable claims experience.

Banking activities
------------------

Savings account balances, compared to year-end 2002, decreased 11% to a total of EUR 5.7 billion at the end 2003. The decline in account balances reflects AEGON's focus on profitability in a competitive market. Earnings increased to EUR 20 million from EUR 8 million in 2002.

Commissions and expenses
------------------------

Commissions and expenses increased 44% to EUR 956 million. The increase is largely due to the financial consolidation of distribution units (EUR 202 million), additional employee pension costs (EUR 64 million) and expenses related to the acquired TKP Pensioen B.V. (EUR 14 million).

United Kingdom

                                                                                                               amounts in millions
GBP                                                                       GBP                        EUR
---------------------------                                               -------------------------  -----------------------------
      Fourth quarter                                                              Total year                   Total year
---------------------------                                               -------------------------  -----------------------------
      2003      2002      %                                                   2003     2002       %       2003       2002        %
                             Income by product segment
         0         1   (100) Traditional life                                   1        12     (92)          2        19      (89)
        35        30     17  Life for account policyholders                   128       140      (9)        184       224      (18)
         3        (4)   175  Fee business                                       1        (6)                  2       (10)
--------------------         --------------------------------------------------------------          --------------------
        38        27     41  Life insurance                                   130       146     (11)        188       233      (19)
         0         1   (100) of which general account                           1        12     (92)          2        19      (89)
        38        26     46  of which policyholders account /2/               129       134      (4)        186       214      (13)
--------------------         --------------------------------------------------------------          --------------------
        38        27     41  Income before tax                                130       146     (11)        188       233      (19)
       (11)       (1)        Corporation tax                                  (37)      (34)      9         (53)      (55)      (4)
--------------------         --------------------------------------------------------------          --------------------
        27        26      4  Net income                                        93       112     (17)        135       178      (24)
==================================================================================================================================
                             Revenues
        39        66    (41) Life general account single premiums             189       172      10         274       273        0
        28        21     33  Life general account recurring premiums          104        81      28         151       129       17
       690       790    (13) Life policyholders account single premiums     2,675     2,636       1       3,872     4,196       (8)
                             Life policyholders account recurring
       290       282      3  premiums                                       1,159     1,153       1       1,677     1,835       (9)
--------------------         --------------------------------------------------------------          --------------------
     1,047     1,159    (10) Total gross premiums                           4,127     4,042       2       5,974     6,433       (7)
        29        44    (34) Investment income insurance activities /1/        95        92       3         137       147       (7)
        17        11     55  Fees and commissions                              62        18                  90        29
--------------------         --------------------------------------------------------------          --------------------
     1,093     1,214    (10) Total revenues                                 4,284     4,152       3       6,201     6,609       (6)
==================================================================================================================================
                             Investment income for the account
     1,248       733     70  of policyholders                               3,383    (2,680)              4,897    (4,266)
==================================================================================================================================
                             Gross margin, commissions and expenses
       191       133     44  Gross margin                                     572       460      24         828       733       13
       153       106     44  Commissions and expenses                         442       314      41         640       500       28
==================================================================================================================================
                             Standardized new premium production life
                             insurance
       848       654     30  Single premiums                                2,719     2,390      14       3,935     3,804        3
        81        79      3  Recurring premiums annualized                    363       349       4         525       556       (6)
       166       144     15  Total recurring plus 1/10 single                 635       588       8         919       936       (2)
==================================================================================================================================
                             Off balance sheet production
       130        90     44  Mutual funds and other managed assets            332       437     (24)        481       696      (31)
--------------------         --------------------------------------------------------------          --------------------
       130        90     44  Total production off balance sheet               332       437     (24)        481       696      (31)
==================================================================================================================================
                             /1/ Of which indirect income on shares and
         0         0      0      real estate                                    0         0       0           0         0        0
                             /2/ Includes also fee business.

United Kingdom
--------------

Net income increased 4% to GBP 27 million in the fourth quarter of this year compared to GBP 26 million in the fourth quarter of 2002. Net income for the full year 2003 was GBP 93 million compared to GBP 112 million in 2002, a 17% decline. The reduction in net income was primarily due to lower management fees on equity linked funds as a result of lower average daily equity markets, but also a number of non-recurring items in 2002, higher pension scheme contributions, partly offset by expense reductions.

Traditional/Account of Policyholders
------------------------------------

Life for account policyholder production in 2003 (standardized new premiums) increased 3% compared to the prior year. Earnings before tax of GBP 128 million on this line of business declined 9% in 2003 compared to the prior year, due primarily to the lower average value of the equity markets for the whole of 2003. The improvement in the UK equity market in the later part of 2003 has led to a 17% increase in earnings during the fourth quarter of 2003 compared to the same period of 2002.

Traditional life production (standardized new premium) increased 51% to GBP 92 million for the full year 2003, compared to GBP 61 million last year, as a result of growth in the individual protection business and increasing volume of annuities from maturing pension business. Earnings before tax were GBP 1 million compared to GBP 12 million in 2002 mainly due to a non-recurring provision release in 2002 and also lower levels of mortality profits.

Commission and expenses
-----------------------

Commission and expenses increased 41% to GBP 442 million, due largely to higher DPAC amortization (GBP 63 million), the inclusion of the acquired distribution companies (GBP 40 million), growth in the protection businesses (GBP 20 million), contributions to the employee pension plan (GBP 7 million) and increased depreciation charges on IT project costs (GBP 24 million), partly offset by expense reductions (GBP 25 million).

Other countries

                                                                                amounts in millions
EUR                                                                       EUR
---------------------------                                               -------------------------
      Fourth quarter                                                             Total year
---------------------------                                               -------------------------
      2003      2002      %                                                  2003      2002       %
                             Income by product segment
         7         9    (22) Traditional life                                  28        27       4
        (7)       (3)  (133) Life for account of policyholders                (14)      (14)      0
         1         2    (50) Fee business                                       8         7      14
--------------------         ------------------------------------------   -----------------
         1         8    (88) Life insurance                                    22        20      10
         1         1         Accident and health insurance                      7         6      17
        14         8     75  General insurance                                 50        38      32
--------------------         ------------------------------------------   -----------------
        16        17     (6) Total insurance                                   79        64      23
        22        18     22  of which general account                          85        71      20
        (6)       (1)        of which policyholders account /2/                (6)       (7)     14
--------------------         ------------------------------------------   -----------------
        16        17     (6) Income before tax                                 79        64      23
        (5)       (2)   150  Corporation tax                                  (21)      (12)     75
--------------------         ------------------------------------------   -----------------
        11        15    (27) Net income                                        58        52      12
===================================================================================================
                             Revenues
         4        (2)        Life general account single premiums              13        14      (7)
       209       109     92  Life general account recurring premiums          582       275     112
         6         6      0  Life policyholders account single premiums        20        30     (33)
                             Life policyholders account recurring
        57        53      8  premiums                                         216       198       9
--------------------         ------------------------------------------   -----------------
       276       166     66  Total life insurance gross premiums              831       517      61
        18        17      6  Accident and health insurance premiums            83        78       6
        86        82      5  General insurance premiums                       337       320       5
--------------------         ------------------------------------------   -----------------
       380       265     43  Total gross premiums                           1,251       915      37
        31        40    (23) Investment income insurance activities /1/       132       140      (6)
         4         3     33  Fees and commissions                              12         9      33
--------------------         ------------------------------------------   -----------------
       415       308     35  Total revenues                                 1,395     1,064      31
===================================================================================================
                             Investment income for the account
        24        11    118  of policyholders                                  54      (128)
===================================================================================================
                             Gross margin, commissions and expenses
        99        96      3  Gross margin                                     358       329       9
        83        79      5  Commissions and expenses                         279       265       5
===================================================================================================
                             Standardized new premium production
                             life insurance
        10        10      0  Single premiums                                   34        45     (24)
       101        80     26  Recurring premiums annualized                    400       157     155
       102        81     26  Total recurring plus 1/10 single                 403       161     150
===================================================================================================
                             Off balance sheet production
        37       124    (70) Mutual funds and other managed assets            165       186     (11)
--------------------         ------------------------------------------   -----------------
        37       124    (70) Total production off balance sheet               165       186     (11)
===================================================================================================
                             /1/ Of which indirect income on shares and
         1         1      0      real estate                                    3         6     (50)
                             /2/ Includes also fee business.

Other countries
---------------

Fourth quarter net income from Other countries amounted to EUR 11 million, a decline of 27% compared to the same period last year and reflecting a higher effective tax rate. Net income for the full year amounted to EUR 58 million, an increase of 12% compared to 2002. Both life and non-life contributed to the increase in the full year results.

Standardized new life production in other countries increased from EUR 161 million to EUR 403 million in 2003, largely driven by continued strong production growth in Taiwan.

Taiwan
------
The operations in Taiwan generated a small profit. New life production in Taiwan rose to NTD 13.1 billion (EUR 335 million) during 2003, representing a more than fourfold increase compared to 2002. Although very strong growth was seen in all channels, this was particularly the case in the broker and bancassurance channel.

Hungary
-------
Income before tax rose 16% to HUF 16.6 billion (EUR 65 million), driven by both the life and the non-life business. New life production in Hungary was down 6% to HUF 5.2 billion (EUR 21 million). Pension products showed high growth following changes in pension regulations, whereas the life insurance market showed less favorable trends. Non-life premiums grew 10% to HUF 24.5 billion (EUR 97 million).

Spain
-----
Income before tax for 2003 tripled in 2002 to EUR 36 million. Non-life results were positively impacted by improved claims experience and life results by lower expense levels. In Spain, new life production increased 88% to EUR 30 million. There was a shift from unit-linked products into traditional life. Non-life premiums rose 5% to EUR 323 million.

Summarized consolidated income statements

                                                                                                               amounts in millions
USD                                                                       EUR                        EUR
---------------------------                                               -------------------------  -----------------------------
       Total year                                                                Fourth quarter                 Total year
---------------------------                                               -------------------------  -----------------------------
      2003      2002      %                                                  2003      2002       %        2003      2002        %
                                 Revenues
    22,020    20,220      9      Gross premiums                             4,821     5,219      (8)     19,468    21,356       (9)
     8,354     7,947      5      Investment income                          1,801     2,047     (12)      7,386     8,394      (12)
     1,381       926     49      Fees and commissions                         368       292      26       1,221       978       25
       401       394      2      Income from banking activities                81       127     (36)        354       416      (15)
--------------------         --------------------------------------------------------------          --------------------
    32,156    29,487      9      Total revenues                             7,071     7,685      (8)     28,429    31,144       (9)
                                 Benefits and expenses
     2,560     2,397      7      Premiums to reinsurers                       732     1,332     (45)      2,263     2,532      (11)
    19,587    18,722      5      Benefits paid and provided                 3,948     4,157      (5)     17,317    19,774      (12)
       109       179    (39)     Profit sharing and rebates                   (36)       34                  96       189      (49)
                                 Commissions and expenses for own
     6,093     4,935     23      account                                    1,504     1,403       7       5,387     5,212        3
       730       691      6      Interest                                     168       200     (16)        645       730      (12)
       649       812    (20)     Miscellaneous income and expenditure         129       274     (53)        574       858      (33)
--------------------         --------------------------------------------------------------          --------------------
    29,728    27,736      7      Total benefits and expenses                6,445     7,400     (13)     26,282    29,295      (10)
     2,428     1,751     39      Income before tax                            626       285     120       2,147     1,849       16
      (647)     (334)    94      Corporation tax                             (162)       87                (572)     (353)      62
       247        48             Transamerica Finance Corporation               6       (17)                218        51
--------------------         --------------------------------------------------------------          --------------------
     2,028     1,465     38      Net income                                   470       355      32       1,793     1,547       16
----------------------------------------------------------------------------------------------------------------------------------

Condensed consolidated balance sheets

                                                                                                               amounts in millions
     As at     As at                                                                                      As at     As at
  Dec. 31,  Dec. 31,                                                                                   Dec. 31,  Dec. 31,
      2003      2002                                                                                       2003      2002
       USD       USD      %                                                                                 EUR       EUR        %
----------------------------------------------------------------------------------------------------------------------------------
   153,068   136,969     12      Investments                                                            121,194   130,608       (7)
     3,643     3,729     (2)     Group companies and participations                                       2,884     3,556      (19)
                                 Investments for account of
   126,412    99,341     27      policyholders                                                          100,089    94,728        6
    12,389     9,768     27      Other assets                                                             9,809     9,314        5
--------------------         --------------------------------------------------------------------------------------------
   295,512   249,807     18      Total assets                                                           233,976   238,206       (2)
    17,849    14,924     20      Total shareholders' equity /1/                                          14,132    14,231       (1)
     2,431     2,106     15      Capital securities                                                       1,925     2,008       (4)
       571       646    (12)     Subordinated loans                                                         452       616      (27)
                                 Senior debt related to insurance
     4,153     3,359     24      activities                                                               3,288     3,203        3
--------------------         --------------------------------------------------------------------------------------------
    25,004    21,035     19      Total capital base                                                      19,797    20,058       (1)
   118,559   107,926     10      Technical provisions /2/                                                93,871   102,914       (9)
                                 Technical provisions with investments
   126,412    99,341     27      for account of policyholders /3/                                       100,089    94,728        6
    25,537    21,505     19      Other liabilities /4/                                                   20,219    20,506       (1)
--------------------         --------------------------------------------------------------------------------------------
                                 Total shareholders' equity and
   295,512   249,807     18      liabilities                                                            233,976   238,206       (2)
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                             /1/ Shareholders' equity January 1                                          14,231    15,923
                                 Net income (2002 excluding preferred
                                 dividend)                                                                1,793     1,517
                                 Dividend paid                                                             (147)     (731)
                                 Paid in surplus / Issuance of new
                                 shares                                                                       3     2,053
                                 Currency exchange rate differences                                      (1,779)   (2,100)
                                 Goodwill                                                                  (358)      (70)
                                 Repurchased and sold own shares                                             19         0
                                 Change revaluation account                                                  76    (2,042)
                                 Sale TFC businesses                                                        307        --
                                 Other changes                                                              (13)     (319)
----------------------------------------------------------------------------------------------------------------------------------
    17,849    14,924             Shareholders' equity end of period /5/                                  14,132    14,231
----------------------------------------------------------------------------------------------------------------------------------
                          %                                                                                                      %
----------------------------------------------------------------------------------------------------------------------------------
    44,906    42,014      7  /2/ Of which fixed annuities                                                35,555    40,063      (11)
    27,209    25,961      5  /2/ Of which GICs and funding agreements                                    21,543    24,755      (13)
                             /2/ Of which deferred policy acquisition
   (16,917)  (15,938)     6      costs                                                                  (13,394)  (15,198)     (12)
    42,260    32,458     30  /3/ Of which variable annuities                                             33,460    30,951        8
     7,144     6,674      7  /4/ Of which savings accounts                                                5,656     6,364      (11)
     3,377     2,725     24  /5/ Including revaluation account                                            2,674     2,598        3
     1,618     2,156    (25)     of which realized gains                                                  1,281     2,056      (38)
----------------------------------------------------------------------------------------------------------------------------------

REPORT ON THE HOLDING
---------------------

Capital and funding
-------------------

Shareholders' equity decreased by EUR 99 million from December 31, 2002, to EUR 14,132 million at December 31, 2003. The main factors causing the decrease were negative exchange rate translations of EUR 1,779 million, a cash interim dividend on common shares of EUR 147 million, largely offset by net income of EUR 1,793 million and an increase in the revaluation reserve of EUR 76 million. In addition, a goodwill charge of EUR 358 million was incurred mainly as a result of the consolidation of distribution companies and a book gain of EUR 307 million was recorded directly to shareholders' equity as a result of the sale of TFC's real estate business.

At December 31, 2003, equity capital represented 71% of AEGON's total capital base, while senior and dated subordinated debt comprised 19% of the total capital base. Capital securities accounted for the remaining 10%. AEGON manages its equity to be at least 70% of the total capital base. While shareholders' equity and debt were influenced by currency exchange rates, the equity to total capital base ratio was not materially affected, as the debt is managed to be in proportion to the local currency of invested capital in the subsidiaries.

Discontinuance of the indirect income method
--------------------------------------------

Beginning January 1, 2004, AEGON will no longer use the indirect income method for amortizing gains and losses on its investments in shares and real estate. A new method will be used, which is in accordance with International Financial Reporting Standards (IFRS) requirements and is similar to US GAAP. This method recognizes gains and losses on shares and real estate investments when realized. While the effect on future net income is not determinable, the effect of the change may result in increased volatility in future net income.

In 2003, EUR 631 million was released as indirect investment income from the revaluation account to the income statement compared with EUR 758 million for 2002. The revaluation account balance at December 31, 2003, was EUR 2,674 million, comprised of realized gains of EUR 1,281 million and unrealized gains of EUR 1,393 million account for the total. As a result of the change in accounting principles, the realized part of the revaluation account will be reclassified directly to 'Other surplus funds' at January 1, 2004. This change in accounting will have no effect on total shareholders' equity.

Dividends
---------

The Executive Board has proposed a dividend of EUR 0.40 per common share for the year 2003 (2002: EUR 0.74). After taking into account the interim dividend of EUR 0.20, this represents a final dividend of EUR 0.20 per common share. The final dividend will be paid in cash or shares, at the election of the shareholder. The stock fraction for the share dividend will be based upon the average price of the AEGON share on the Euronext Amsterdam stock Exchange for the five trading days from May 4 up to and including May 10. AEGON's Euronext shares will be quoted ex-dividend on April 26, 2004 and the New York registered shares will be quoted ex-dividend on April 21, 2004. The dividend will be payable as of May 18, 2004.

Insurance income before tax by product segment excluding indirect income amounts in millions
USD                                                                       EUR
---------------------------                                               -------------------------
        Total year                                                                Total year
---------------------------                                               -------------------------
      2003      2002      %                                                  2003      2002       %
                             Americas
                             Income by product segment
       673       732     (8) Traditional life                                 595       773     (23)
       319        44         Fixed annuities                                  282        46
       185       172      8  GICs and funding agreements                      164       182     (10)
        80       102    (22) Life for account policyholders                    71       108     (34)
        68      (444)        Variable annuities                                60      (469)
       (20)        3         Fee business                                     (18)        3
--------------------         ------------------------------------------   -----------------
     1,305       609    114  Life insurance                                 1,154       643      79
       254       217     17  Accident and health insurance                    224       229      (2)
       181       316    (43) Indirect income                                  160       334     (52)
--------------------         ------------------------------------------   -----------------
     1,740     1,142     52  Total insurance                                1,538     1,206      28
===================================================================================================
                             The Netherlands
                             Income by product segment
        90       134    (33) Traditional life                                  80       142     (44)
       153        46         Life for account policyholders                   135        49
        15         0         Fee business                                      13         0
--------------------         ------------------------------------------   -----------------
       258       180     43  Life insurance                                   228       191      19
        50        17    194  Accident and health insurance                     44        18     144
        12        23    (48) General insurance                                 11        24     (54)
       530       396     34  Indirect income                                  468       418      12
--------------------         ------------------------------------------   -----------------
       850       616     38  Total insurance                                  751       651      15
===================================================================================================
                             Other countries
                             Income by product segment
        30        23     30  Traditional life                                  26        25       4
       (16)      (13)   (23) Life for account policyholders                   (14)      (14)      0
         9         7     29  Fee business                                       8         7      14
--------------------         ------------------------------------------   -----------------
        23        17     35  Life insurance                                    20        18      11
         8         6     33  Accident and health insurance                      7         6      17
        55        32     72  General insurance                                 49        34      44
         3         6    (50) Indirect income                                    3         6     (50)
--------------------         ------------------------------------------   -----------------
        89        61     46  Total insurance                                   79        64      23
===================================================================================================
       714       718     (1) Total indirect income before tax                 631       758     (17)
===================================================================================================

The United Kingdom had no indirect income in 2003 and 2002.

Explanatory notes

As of 2003 preferred dividend is not accrued until it is declared. A deferred compensation accrual has been valued at market and charged to income. All accounting principles applied in this report are the same as those applied in the the annual accounts 2002.

Traditional life includes income on traditional and fixed universal life products.
Life insurance with investments for account of policyholders includes income on variable universal life, unitised pension (UK), other unit-linked products with investments for account of policyholders and with profit fund in the UK.
Fee business includes income on off balance sheet type products.
Gross margin is calculated as the sum of income before tax and commissions and expenses.

Currencies
Income statement items: average rate 1 EUR = USD 1.1311 (2002: USD 0.9468). Balance sheet items: closing rate 1 EUR = USD 1.2630 (2002: USD 1.0487).

Summarized information Transamerica Finance Corporation

                                                                                                               amounts in millions
USD                                                                       USD                        EUR
---------------------------                                               -------------------------  -----------------------------
      Fourth quarter                                                              Total year                  Total year
---------------------------                                               -------------------------  -----------------------------
      2003      2002      %               INCOME STATEMENT                   2003      2002       %        2003      2002        %
                             Revenues
       145       143      1  Finance charges                                  593       636      (7)        524       672      (22)
       106       110     (4) Leasing revenues                                 417       420      (1)        369       444      (17)
        (1)       63         Real estate information services                 245       240       2         217       254      (15)
        35        32      9  Other revenues                                   153       134      14         135       141       (4)
--------------------         --------------------------------------------------------------          --------------------
       285       348    (18) Total revenues                                 1,408     1,430      (2)      1,245     1,511      (18)
                             Expenses
        55        48     15  Interest and debt expense                        201       239     (16)        178       252      (29)
        75        80     (6) Salaries and other employee expenses             323       314       3         286       332      (14)
        50        52     (4) Depreciation on equipment held for lease         200       210      (5)        177       222      (20)
        82       183    (55) Miscellaneous income and expenditure             307       552     (44)        271       583      (54)
--------------------         --------------------------------------------------------------          --------------------
       262       363    (28) Total expenses                                 1,031     1,315     (22)        912     1,389      (34)
        23       (15)        Income before tax                                377       115                 333       122      173
        (6)        8         Corporation tax                                 (103)      (32)                (91)      (34)     168
--------------------         --------------------------------------------------------------          --------------------
        17        (7)        Net income from operations                       274        83                 242        88      175
==================================================================================================================================
                             Net income by segment
        48        (4)        Commercial lending                               246        89     176         217        94      131
         0        (6)   100  Leasing                                            8        (9)                  7        (9)
         0        14   (100) Real estate information services                  85        40     113          75        42       79
       (31)      (11)  (182) Other                                            (65)      (37)    (76)        (57)      (39)     (46)
--------------------         --------------------------------------------------------------          --------------------
        17        (7)        Net income from operations                       274        83                 242        88      175
==================================================================================================================================
                             Income reported by AEGON
        17        (7)        Net income from operations                       274        83                 242        88      175
        (6)       (8)   (25) Funding costs on the related raised debt         (27)      (35)    (23)        (24)      (37)     (35)
--------------------         --------------------------------------------------------------          --------------------
        11       (15)        Net income reported by AEGON                     247        48                 218        51
==================================================================================================================================

Income statement items: average rate 1 EUR = USD 1.1311 (2002: USD 0.9468).

     As at     As at                                                                                      As at     As at
  Dec. 31,  Dec. 31,                                                                                   Dec. 31,  Dec. 31,
      2003      2002                                                                                       2003      2002
       USD       USD      %                 BALANCE SHEET                                                   EUR       EUR        %
----------------------------------------------------------------------------------------------------------------------------------
     6,196     6,007      3  Finance receivables                                                          4,906     5,728      (14)
       107       102      5  Equipment                                                                       85        97      (12)
     2,159     2,485    (13) Other assets                                                                 1,709     2,370      (28)
--------------------         --------------------------------------------------------------------------------------------
     8,462     8,594     (2) Total assets                                                                 6,700     8,195      (18)
     1,626     1,627     (0) Accounts payable and other liabilities                                       1,288     1,551      (17)
     5,972     6,052     (1) Debts                                                                        4,728     5,771      (18)
       864       915     (6) Shareholders' equity                                                           684       873      (22)
--------------------         --------------------------------------------------------------------------------------------
     8,462     8,594     (2) Total liabilities and shareholders' equity                                   6,700     8,195      (18)
==================================================================================================================================

Balance sheet items: closing rate 1 EUR = USD 1.2630 (2002: USD 1.0487).

Transamerica Finance Corporation (TFC)
--------------------------------------

Due to the dissimilarity of TFC's operations in relation to AEGON's operations, AEGON has considered TFC to be non-core. Consequently TFC's results through December 31, 2003 have not been consolidated in AEGON's financial accounts.

Net income for Transamerica Finance Corporation (TFC) was USD 247 million (EUR 218 million) in 2003, compared to USD 48 million (EUR 51 million) in 2002. Compared to the prior year, business conditions in all segments were more favorable. In addition to lower funding costs, lower expenses and credit losses, and the recognition of deferred income of USD 35 million (EUR 31 million) from the termination of a major client contract, several one-time tax benefits totaling USD 31 million (EUR 27 million) were realized.

In line with AEGON's strategy to concentrate on life insurance, pensions and related savings products AEGON divested most of the non-core TFC businesses. During 2003 AEGON announced the following transactions.

On August 5, 2003, AEGON announced the agreement to sell most of TFC's commercial lending activities to General Electric. This transaction was successfully completed in January 2004 and the after-tax book gain of approximately USD 200 million will be credited directly to shareholders' equity in 2004.

AEGON sold TFC's real estate information services and flood hazard certification business. This transaction resulted in an after-tax book gain of USD 347 million (EUR 307 million), which has been credited directly to shareholders' equity in 2003.

The remaining non-core TFC business, with managed assets of USD 2.2 billion and a book value of approximately USD 0.2 billion, consists of maritime container and European trailer leasing. While not similar to the operations of AEGON, the remaining TFC activities will be consolidated in AEGON's financial accounts as of the first quarter of 2004. Due to the small size of these activities relative to AEGON's operations, consolidation will not hinder the insight required by law.

Cautionary note regarding the use of local currencies and constant currency
---------------------------------------------------------------------------
exchange rates.
---------------

This press release contains certain information about our results and financial condition in USD for the Americas and in GBP for the United Kingdom because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in euro, which is the currency of our primary financial statements.

Cautionary note regarding forward looking statements
----------------------------------------------------

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "estimate", "intend", "may", "expect", "anticipate", "predict", "project", "counting on", "plan", "continue", "want", "forecast", "should", "would", "is confident" and "will" and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:
..    Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
..    Changes in the performance of financial markets, including emerging markets, including:
     . The frequency and severity of defaults by issuers in our fixed income investment portfolios; and
     .    The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;
..    The frequency and severity of insured loss events;
..    Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;
..    Changes affecting interest rate levels and continuing low interest rate levels;
..    Changes affecting currency exchange rates, including the EUR/USD and
     EUR/GBP exchange rates;
..    Increasing levels of competition in the United States, the Netherlands, the
     United Kingdom and emerging markets;
..    Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;
..    Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
..    Acts of God, acts of terrorism and acts of war;
..    Changes in the policies of central banks and/or foreign governments;
..    Litigation or regulatory action that could require us to pay significant damages or change the way we do business;
..    Customer responsiveness to both new products and distribution channels;
..    Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
..    Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

AEGON N.V.
Group Corporate Affairs & Investor Relations

The Hague, the Netherlands
--------------------------

Analysts & Investors                           +31 (0)70 344 83 05
Media                                          +31 (0)70 344 83 44
Email                                          gca-ir@aegon.nl


Baltimore, the United States
----------------------------

Analysts & Investors                           +1 410 576 4577
Media                                          +1 410 576 4542
Email                                          ir@aegonusa.com

Web site: www.aegon.com
-----------------------
--------------------------------------------------------------------------------

Press conference
----------------
A press conference on the full year 2003 earnings will be held this morning at AEGON's headquarters in The Hague at 10.00 CET (09.00 GMT; 4.00 a.m. ET). This press conference will be webcast live on AEGON's homepage (www.aegon.com).

Analyst and investor conference call
------------------------------------
An analyst and investor conference call on the full year 2003 earnings will be held today at 15.00 CET (14.00 GMT; 09.00 a.m. ET).
The phone numbers to listen to the conference call are as follows:
+31 (0) 45 631 6905  (the Netherlands)
+44 (0) 208 400 6308 (United Kingdom)
+1 303 262 2140      (United States and Canada)